Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

GROUNDBREAKING PARTNERSHIP TO REVIVE OBUASI GOLD MINE

Accra, Ghana, 16 September 2015 – Randgold Resources Limited (“Randgold”) and AngloGold Ashanti Limited (“AngloGold Ashanti”) have concluded an investment agreement (the “Agreement”) aimed at the formation of a joint venture to redevelop and operate AngloGold Ashanti’s Obuasi gold mine in Ghana. In terms of the Agreement, Randgold will lead and fund a development plan designed to rebuild Obuasi as a viable long-life mining business with an attractive cost structure and returns.

Obuasi, located in the Ashanti region of Ghana 320 kilometres northwest of the capital Accra, is a large, high-grade deposit with proven and probable ore reserves (as reported by AngloGold Ashanti in their 2014 Annual Report) of 24.53Mt at 6.70g/t for 5.29Moz, part of a substantial mineral resource base. In 2012, AngloGold Ashanti initiated a programme to modernise the mine, principally by starting to develop a ramp access that will ultimately run from surface to high-grade blocks of ore underground. The ramp will supplement current vertical hoisting infrastructure and help debottleneck the underground operation by allowing for greater ease in transporting people and materials underground, and transporting ore to surface. This is a necessary step ahead of the envisaged transformation of the mine into a modern, mechanised operation.

At the end of 2014, AngloGold Ashanti converted Obuasi to limited operations, ceasing underground production, retrenching the workforce, but continuing to process tailings and starting a feasibility study on the redevelopment of the mine. Development of the decline ramp has continued over this period.

The development plan will build on this feasibility study with the intention of establishing a more focused, efficient, mechanised high-grade operation, and is expected to take about four months to complete. If the development plan meets both parties’ investment criteria, and assuming all other conditions are satisfied, Randgold and AngloGold Ashanti will form a new joint venture company.

Randgold and AngloGold Ashanti will then be jointly responsible for funding the redevelopment of Obuasi in line with the agreed development plan. A Randgold group entity will be appointed as operator of the mine, and Randgold and AngloGold Ashanti will appoint an equal number of directors to the board of the joint venture company, with board and shareholder decisions to be approved by both parties.

Randgold chief executive Mark Bristow said “Obuasi is a world-class resource. We now have to see if we can convert it into a world-class mine. We have a long history of cooperation with AngloGold Ashanti and we look forward to working with them again on charting a new course towards a viable future for Obuasi.”

“AngloGold Ashanti has since 2012 effected a range of improvements to modernise Obuasi and – in line with its strategy – has progressed a feasibility study as the critical next step toward breathing new life into this important mine,” AngloGold Ashanti CEO Srinivasan Venkatakrishnan said. “Our partnership with Randgold has proved successful for well over a decade in bringing value from sustainable gold mining to all stakeholders and we believe that pooling the extensive expertise and the capital of these two companies will improve our ability to bring Obuasi’s world-class high-grade gold deposit to account.”

Transaction Timetable and Key Conditions

Randgold is expected to deliver the new development plan to both parties’ boards by 31 January 2016. Formation of the joint venture is conditional on the satisfaction of a number of conditions, which include the approval by the boards of Randgold and AngloGold Ashanti of the final development plan prepared by Randgold, approval of the transaction by the South African Reserve Bank (“SARB”), consent of the lending banks under certain existing financing agreements of

AngloGold Ashanti, completion by Randgold of due diligence to its satisfaction and receipt of any applicable anti-trust approvals (the “Initial Conditions”). SARB approval is required to be obtained within 45 days from the date of the Agreement, and AngloGold Ashanti’s financing consent within 60 days, with the other Initial Conditions to be satisfied by 19 February 2016 (the “Approval Date”). In addition, formation of the joint venture is conditional on the receipt of the approvals necessary for the implementation of the development plan and formation of the joint venture from the Government of Ghana on terms acceptable to the parties, including agreement of a revised stability agreement and a development agreement reflecting the agreed development plan and their ratification by the Parliament of Ghana and the issue of all necessary environmental licences and permits for the project (the “Government of Ghana Conditions”), which are planned to be satisfied by 31 March 2016. Subject to the transaction completing, Randgold and AngloGold Ashanti will each fund their pro rata share of the agreed costs incurred in implementing the development plan from the Approval Date and certain other agreed costs from the date of the Agreement. Randgold will also assume responsibility for its proportionate share of certain liabilities arising under guarantees given by AngloGold Ashanti in relation to the liabilities of its Ghanaian subsidiaries.

Under the terms of the Agreement, the Iduapriem mine, and certain other non-core assets, will be retained under the sole ownership of AngloGold Ashanti.

The Agreement has been entered into between group entities of Randgold and AngloGold Ashanti, with their payment obligations under the Agreement and the joint venture agreement referred to above guaranteed by Randgold and AngloGold Ashanti, the group parent companies.

RANDGOLD ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.